SECURITI 04017083 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44949

SEC RECD PROCESSING JUN 01 2004 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interlink Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20750 Ventura Blvd., Suite 300

(No. and Street)

Woodland Hills, CA 91364

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Wolfe President (818) 992-6700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA

(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200 Encino CA 91316

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry L. Wolfe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interlink Securities Corp, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN BARNETT PERRY
Commission # 1326514
Notary Public - California
Los Angeles County
My Comm. Expires Oct 22, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERLINK SECURITIES, CORP.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2004

INTERLINK SECURITIES, CORP.

Table Of Contents

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • CELL (818) 312-3283
E-mail: banerji@aol.com • *Web:* www.DaveBanerjee.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Interlink Securities Corp.
Woodland Hills, California

I have audited the accompanying statement of financial condition of Interlink Securities Corp. (a California corporation), as of March 31, 2004, and the related statement of income, change in stockholder's equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The comparative financial statements of Interlink Securities Corp., as of March 31, 2003, were audited by another auditor whose report dated May 10, 2003 expressed an unqualified opinion on those statements.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Interlink Securities Corp., as of March 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information pertaining to financial statements as of March 31, 2004, has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee
Certified Public Accountant
Encino, California
May 25, 2004

INTERLINK SECURITIES, CORP.

Statement of Financial Condition
March 31, 2003 and 2004

ASSETS

CURRENT ASSETS		2003		2004
Cash in bank	$	267,795	$	256,449
Commissions receivable		476,884		625,144
Deposits and other assets		63,575		13,380
Intercompany recievable (Note 2)		208,837		-
Deferred tax (Note 3)		-		17,023
Investment (Note 1)		-		16,800
TOTAL ASSETS	$	1,017,091	$	928,796

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES				
Accounts payable	$	5,436	$	4,520
Commissions payable		203,900		464,973
Intercompany payable (Note 2)		-		67,702
Deferred tax liability (Note 3)		2,000		-
TOTAL CURRENT LIABILITIES		211,336		537,195
COMITMENTS AND CONTINGENT LIABILITIES (Notes 2 & 4)				
STOCKHOLDER'S EQUITY				
Common stock, $10 par value, 1,000 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Paid in capital		20,085		20,085
Retained earnings		780,670		366,516
TOTAL STOCKHOLDER'S EQUITY	$	805,755	$	391,601
TOTAL LIABILITIES AND STOCKHOLDER'S EQUIT]	$	1,017,091	$	928,796

The accompanying notes are an integral part of these financial statements

INTERLINK SECURITIES, CORP.

Statement of Income
For the year ended March 31, 2003 and 2004

	2003	2004
REVENUES:		
Commissions	$ 6,949,524	$ 5,511,677
Other (fee Reimbursement)	188,139	75,756
Interest income	5,617	261
Total revenues	7,143,280	5,587,694
EXPENSES:		
Assesments & fees	51,312	9,529
Commissions	2,903,919	2,479,753
Due & subscriptions	6,279	6,696
Education	14,041	1,266
Insurance	8,578	4,041
Intercompany overhead allocation (Note 2)	2,400,000	2,190,000
Legal & professional	101,975	49,364
Licenses & permits	9,217	65,356
Office & other expenses	6,302	41,694
Outside sevices & consultants	983	11,269
Seminars &conferences	31,455	544
Travel & entertainment	9,357	11,937
Total expenses	5,543,418	4,871,449
Net operating income before income taxes	1,599,862	716,245
Provision for income taxes (Note 1 and 3)	705,500	310,399
NET INCOME	$ 894,362	$ 405,846

The accompanying notes are an integral part of these financial statements

INTERLINK SECURITIES, CORP.

Statement of Changes in Stockholder's Equity
For the year ended March 31, 2003 and 2004

	Capital Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at March 31, 2002	$ 5,000	$ 20,085	$ 386,308	$ 411,393
Net Income			894,362	894,362
Dividend Distribution			(500,000)	(500,000)
Balances at March 31, 2003	$ 5,000	$ 20,085	$ 780,670	$ 805,755
Net Income			405,846	405,846
Dividend Distribution (NOTE 2)			(820,000)	(820,000)
Balances at March 31, 2004	$ 5,000	$ 20,085	$ 366,516	$ 391,601

The accompanying notes are an integral part of these financial statements

INTERLINK SECURITIES, CORP.

Statement of Cash Flows
For the year ended March 31, 2003 and 2004

Cash flows from operating activities:	**2003**	**2004**
Net income	$ 894,362	$ 405,846
Adjustments to reconcile net income to		
net cash provided by operating activities:		(17,023)
Deferred taxes	55,500	
Changes in operating assets and liabilities:		
Decrease (increase) in assets:		
Commissions receivable	148,677	(148,260)
Intercompany receivables		208,837
Other assets	(34,159)	33,395
Increase (decrease) in liabilities:		
Accounts payable	1,506	(916)
Intercompany payable / tax was	(1,194,600)	65,702
Commissions payable	(917,870)	261,073
Net cash provided by (used in) opeating activities	(1,046,584)	808,654
Cash flows from financing activities:		
Dividends paid to parent company	(500,000)	(820,000)
Net cash provided (used) by financing activities	(500,000)	(820,000)
Net increase (decrease) in cash and cash equivalents	(1,546,584)	(11,346)
Cash and cash equivalent, beginning of year	1,814,379	267,795
Cash and cash equivalent, end of year	267,795	256,449
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$ -	-
Cash paid for interest	$ -	-

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
March 31, 2003 and 2004

Note 1: Significant Accounting Policies:

Organization
Interlink Securities Corp. formerly known as Centrestone Financial Securities Corp. (the Company) was incorporated in California on June 1, 1992. The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Act of 1934. The Company operates, as a limited broker-dealer servicing the life insurance and annuity needs of other full services broker dealers.

Basis of Accounting
The Company uses the accrual method of accounting for financial statements purposes.

Cash and Cash Equivalents
Cash and cash equivalents are defined as cash investments that have a maturity of less than three months.

Commission Receivable
The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. All of the firm's receivables are under 30 days.

Revenue Recognition
The Company recognizes commission income on the wholesaling of variable life and variable annuities products when the insurance company who places the insurance policy receives their premium payment, and posts amount due to the firm.

Comprehensive Income
The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income). The company has no comprehensive income.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERLINK SECURITIES, CORP.

Notes to Financial Statements
March 31, 2003 and 2004

Note 1: Significant Accounting Policies (continued):

Investment
The Company owns 1,200 warrants of NASDAQ Stock Market, Inc, which allows the Company to purchase public shares at set prices. On November 28, 2000. The Company purchased the warrants at an offering price of $16,800. The Company has elected to carry the investment at cost. There is no ready market for such warrants.

Income Taxes
Effective April 1, 1995 with the merger of the Company with its parent, Centrelink Insurance and Financial Services, the Company is included in the parent's consolidated federal and combined state income tax returns. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred income taxes result primarily from state income taxes.

Note 2: Intercompany Payable and Related Transactions

The Company's parent, Centerlink Insurance and Financial Services advances money for the Company's salaries and bonuses, rent telephone and general overhead expenses. During the years ended March 31, 2003 and 2004, the Company paid approximately $2,400,000 and $2,190,000 respectively, for these overhead expenses. The Company also paid an intercompany dividend to its parent company of $500,000 and $820,000 for the years ended March 31, 2003 and 2004, respectively. In addition, the Company had net transactions with its parent amounting to $1,194 and $67,702 for the years ended March 31. 2003 and 2004 respectively, which includes the allocation of the consolidated income tax provision for the years ended March 31, 2003 and 2004

INTERLINK SECURITIES, CORP.

Notes to Financial Statements
March 31, 2003 and 2004

Note 3: Income Taxes

Income tax expense (benefit) for the years ended March 31, 2003 and 2004 consisted of the following:

	2003	2004
Current:		
Federal	$ 500,000	$ 243,731
State	150,000	66,668
Total Current	650,000	310,399
Deferred:		
Federal	55,500	-
State	-	-
Total deferred	55,500	-
Total	$ 705,500	$ 310,399

The components of deferred tax liabilities (assets) follow:

	2003	**2004**
Deferred tax Liabilities (assets)		
State tax (current)	$ 2,000	$ 66,668
State tax (deferred)	-	2,000
Total gross deferred tax assets	2,000	68,668
Valuation allowance	-	(85,691)
Net deferred tax liability (assets)	$ 2,000	$ (17,023)

The Company files a consolidated income tax return with its parent. For the years ended March 31, 2003 and 2004, the Company recorded its shares of the consolidated income tax expense on a separate return basis. The Company's current tax expense of $705,500 and $310,399 for the years ended March 31, 2003 and 2004 was recorded as "Intercompany Payable" on the Company's balance sheet.

Note 4: Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts in a high credit quality financial institution. The balances, at times, may exceed federally insured limits. At March 31, 2003 and 2004 the Company exceeded the insured limit by approximately $157,457 and $155,849, respectively.

Note 5: Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At March 31, 2003 and 2004, the Company had net capital of $533,343 and $361,198, which was $519,254 and $325,385 in excess of its required net capital of $ 14,089 and $35,813, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.4 and 1.49, respectively, which is less than the 15 to 1 maximum ratio for a broker dealer.

INTERLINK SECURITIES, CORP.

Statement of Net Capital
Schedule I
For the year ended March 31, 2003 and 2004

	2003	2004
NET CAPITAL		
Total stockholder's equity	$ 805,755	$ 391,601
Deduct stockholder's equity not allowed for net capital	-	-
Total stockholder's equity qualified for net capital	805,755	391,601
Add:		
A. Liabilities subordinated to claims of general creditors allowable in comutation os net capital	-	-
B. Other (deductions) or allowable credits	-	-
TOTAL CAPITAL	805,755	391,601
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	-
Exchange membership	-	-
Funiture, equipment, and leasehold improvements	-	-
Other assets	(63,575)	(30,403)
B. Intercompany receivable	(208,837)	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	533,343	361,198
Haircut on Securities (computed, where applicable, pursuant to rule (15c3-1(f))	-	-
NET CAPITAL	$ 533,343	$ 361,198
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 5,436	$ 4,520
Intercompany an income taxes payable	2,000	67,702
Commissions payable	203,900	464,973
TOTAL AGGREGATED INDEBTEDNESS	$ 211,336	$ 537,195

The accompanying notes are an integral part of these financial statements

INTERLINK SECURITIES, CORP.

Statement of Net Capital
For the year ended March 31, 2003 and 2004

SCHEDULED I (conitnued)

	2003	2004
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
A. Minimum net capital required: (based on aggregate Indebtedness) per regulation section 240. 15c3-1 (a)(1)(i)	$ 14,089	$ 35,813
B. Minimum dollar requirement	$ 5,000	5000
Net capital requirement (greater of A or B)	$ 14,089	35,813
Excess capital	$ 519,254	$ 325,385
Ratio of aggregate indebtedness to net capital	0.4	1.49

RECONCILIATION WITH COMPANY'S COMPUTATION
(include in part II of Form X-17 a-5 as of
March 31, 2004 and 2003

Net Capital as reported in Company's Part II (unaudited):

	2003	2004
FOCUS REPORT	$ 535,341	$ 353,328
NET AUDIT ADJUSTMENTS FOR TAX PROVISION	(1,998)	7,870
NET CAPITAL PER ABOVE	$ 533,343	$ 361,198

The accompanying notes are an integral part of these financial statements

INTERLINK SECURITIES, CORP.

Schedule II

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
March 31, 2003 and 2004

Under SEC Rule 15c3-3 (k)(2)(i), Interlink Securities Corp. is claiming exemption from these reserve requirements since at no time were customer funds and/or securities held during the year.

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3
Securities and Exchange Commission
March 31, 2003 and 2004

Under SEC Rule 15c3-3 (k)(2)(i), Interlink Securities Corp. is claiming exemption from these requirements since at no time were customer funds and/or securities held during the year.

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • CELL (818) 312-3283
E-mail: banerji@aol.com • *Web:* www.DaveBanerjee.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Interlink Securities Corp.
Woodland Hills, California

In planning and performing my audit of the financial statements of Interlink Securities Corp. for the year ended March 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Interlink Securities Corp., that I considered relevant to the objective stated in rule 17a-5 (g). I also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exceptive provisions of rule 15c3-3. The broker dealer was in compliance with the conditions of exemption under rule 15c3-3 (k) (2) (i) and that no facts came to my attention indicating that such conditions had not been complied with during the year. I did not review practices and procedures followed by the company in making the quarterly securities examinations, counts, verification and comparisons, and the recordation of difference required by the rule 17a-13 or in complying with the requirements for prompt payment for securities section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Interlink Securities Corp
Page Two

Because of inherent limitations in internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Dave Banerjee
Certified Public Accountant
Encino, California
May 25, 2004